UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Tower Tech Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

891861106

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 1st Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,893,334

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,893,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,893,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 14,518,334

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 14,518,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,518,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,556,666

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,556,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,556,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,556,666

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,556,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,556,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,859,572

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,859,572

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,859,572

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,859,572

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,859,572

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,859,572

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,475,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,475,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,475,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine 25 Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,625,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,625,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,625,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 32,409,572

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 32,409,572

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,409,572

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D is being filed by the Reporting Persons to further amend the Schedule 13D originally filed on March 5, 2007 and amended on August 29, 2007, October 26, 2007 and November 13, 2007 (the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Tower Tech Holdings Inc. (the “Company”).  The Company’s principal executive offices are located at 101 South 16th Street, P.O. Box 1957, Manitowoc, Wisconsin 54221-1957.

Item 2.	Identity and Background

(a)  This statement is filed by:

                          (i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

                          (ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by each of TCP and T25;

                          (iii) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;

                          (iv)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF;

                          (v) Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

                          (vi)  Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

                          (vii) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by Tontine Overseas Fund, Ltd., a Cayman Islands exempted company (“TOF”);

                          (viii)Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership (“T25”), with respect to the shares of Common Stock directly owned by it; and

                          (ix)  Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of TCP, TMF, TP, TOF and T25.

                          The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)   The address of the principal business and principal office of each of TCP, TCM, TMF, TCO, TP, TM, TOF, TOA and T25 is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)   The principal business of each of TMF, TCP, TP and T25 is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of both TCP and T25.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TM is serving as the general partner of TP.  The principal business of TOA is serving as the investment advisor of TOF.  Mr. Gendell serves as the managing member of TCM, TCO, TM and TOA.

(d)   None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)     Each of TCP and TP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO, TCM, TM and TOA is a limited liability company organized under the laws of the State of Delaware.  Each of TMF and T25 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons collectively have beneficial ownership of 29,076,239 shares of Common Stock.  Mr. Gendell, TCO, TCM, TM and TOA do not directly own any shares of Common Stock.  In addition, as is more fully described in Item 4, TMF holds a Senior Subordinated Promissory Note in the principal amount of $4,511,040 which is convertible into 601,472 newly issued shares of Common Stock, TP holds a Senior Subordinated Promissory Note in the principal amount of $12,397,475 which is convertible into 1,652,997 newly issued shares of Common Stock, and TOF holds a Senior Subordinated Promissory Note in the principal amount of $8,091,482 which is convertible into 1,078,864 newly issued shares of Common Stock (collectively, the “Notes”), for a total holding by TMF, TP and TOF of Notes with an aggregate principal amount of approximately $25,000,000, and which are convertible into 3,333,333 newly issued shares of Common Stock.  The Notes were purchased by TMF, TP and TOF from the Company on October 19, 2007, pursuant to a Securities Purchase Agreement dated August 22, 2007 among the Company, TCP, TMF, TP, TOF and T25 (the “Company SPA”).  All of Common Stock beneficially owned by the Reporting Persons and the Notes were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Common Stock and the Notes for investment purposes and in the ordinary course of business.  The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.  On October 19, 2007, pursuant to the Company SPA, TMF, TP and TOF (each, a “Holder”) purchased the Notes in the aggregate principal amount of approximately $25,000,000.  Each Note has a maturity date of August 22, 2010, and accrues interest at a rate of 9.5% per annum for the first nine months after its issuance, and at a rate of 13.5% per annum thereafter.  Each Holder will have the right to convert both (i) the outstanding principal of the Holder’s Note, and (ii) any interest thereon (including both paid-in-kind interest and accrued and unpaid interest) into newly issued shares of Common Stock of the Company at a conversion rate of $7.50 per share (the “Conversion Rights”).  The Conversion Rights shall become effective on January 19, 2008, provided that the Conversion Rights may not be exercised during the six-month period following the date on which the Company files a registration statement with the Securities and Exchange Commission for the purpose of registering shares to be offered by the Company in a rights offering to its shareholders.  If each Holder exercises its Conversion Rights, the Notes will be converted into a total of 3,333,333 newly issued shares of Common Stock.

Pursuant to the Company SPA, so long as the Reporting Persons hold a certain percentage of Common Stock, they will have the right to appoint up to three nominees to the Company’s Board of Directors, and the right to appoint a representative to observe meetings of the respective Board and committee meetings of the Company and its subsidiaries.  On October 24, 2007, the Company appointed James M. Lindstrom, William M. Barrett and Charles H. Beynon, Tontine’s nominees, to its Board of Directors.  The Company has agreed that it shall limit the number of directors serving on its board to no more than nine directors for so long as the Reporting Persons have the right to appoint at least one director to the Company’s Board of Directors.

Under the terms of the Company SPA, the Company has approved the acquisition by the Reporting Persons of up to 40% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons will not be subject to certain restrictions set forth in the Nevada Revised Statutes.  The Company has also agreed that it shall not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by TCP and TMF (up to 40% of the outstanding Common Stock on a fully diluted basis) shall not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws or regulations of any governmental authority.  The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Pursuant to a Registration Rights Agreement dated March 1, 2007, and amended on October 19, 2007, the Company is required to file a shelf registration statement and grant to grant to the Reporting Persons (and their qualifying transferees), certain demand and “piggyback” registration rights in connection with their shares of Common Stock.

TCP and TMF have entered into an agreement with J. Cameron Drecoll, Patrick Rosmonowski, Dennis Palmer and Noel Davis (collectively, the “Former BF Shareholders”), the former shareholders of Brad Foote Gear Works, Inc., a corporation that was acquired by the Company on October 19, 2007, whereby (i) TCP and TMF agreed that, so long as the Former BF Shareholders collectively own at least 15% of the Common Stock of the Company, TCP and TMF and their affiliates would vote their shares of the Common Stock of the Company in favor of the election of J. Cameron Drecoll as a director of the Company, and (ii) the Former BF Shareholders agreed that, so long as the Reporting Persons have the right to appoint at least one director to the Board of Directors of the Company (in connection with their rights under the Company SPA or the Securities Purchase Agreement among TCP, TMF and the Company dated March 1, 2007), the Former BF Shareholders would vote their shares of Common Stock of the Company in favor of the election of those individuals appointed by the Reporting Persons.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration

Item 5.	Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 4 to Schedule 13D, and includes both the shares of Common Stock beneficially owned by the Reporting Persons, and the shares of Common Stock that would be issued to a Holder of a Note upon such Holder’s exercise of its Conversion Rights.

A. Tontine Capital Partners, L.P.

      (a)  Aggregate number of shares beneficially owned: 11,893,334.   Percentage: 15.6%.  The percentages used herein and in the rest of Item 5 are calculated based upon 76,260,914 shares of Common Stock of the Company issued and outstanding as of the date of this Amendment (as reflected the Company’s Quarterly Report on Form 10-QSB filed on November 14, 2007).  For Reporting Persons who are beneficial owners of Notes, the percentages used herein are calculated as if the applicable holder of such Note had fully exercised its Conversion Rights such that the principal amount of the Note was converted into newly issued shares of Company Common Stock.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  11,893,334

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  11,893,334

      (c)  TCP has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 3 to this Schedule 13D by the Reporting Persons on November 13, 2007.

      (d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

      (e)  Not applicable.

B.  Tontine Capital Management, L.L.C.

      (a)  Aggregate number of shares beneficially owned:  14,518,334.   Percentage:  19.0%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  14,518,334

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  14,518,334

      (c)  TCM has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 3 to this Schedule 13D by the Reporting Persons on November 13, 2007.

      (d)  Not applicable.

C. Tontine Capital Overseas Master Fund, L.P.

      (a)  Aggregate number of shares beneficially owned: 5,556,666.   Percentage: 7.2%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  5,556,666

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  5,556,666

      (c)  TMF has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 3 to this Schedule 13D by the Reporting Persons on November 13, 2007.

      (d)  TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

      (e)  Not applicable.

D. Tontine Capital Overseas GP, L.L.C.

      (a)  Aggregate number of shares beneficially owned: 5,556,666.   Percentage: 7.2%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  5,556,666

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  5,556,666

      (c)  TCO has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 3 to this Schedule 13D by the Reporting Persons on November 13, 2007.

      (d)  Not applicable.

      (e)  Not applicable.

E. Tontine Partners, L.P.

      (a)  Aggregate number of shares beneficially owned: 7,859,572.   Percentage: 10.1%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  7,859,572

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  7,859,572

      (c)  TP has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 3 to this Schedule 13D by the Reporting Persons on November 13, 2007.

      (d)  TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

      (e)  Not applicable.

F. Tontine Management, L.L.C.

      (a)  Aggregate number of shares beneficially owned: 7,859,572.   Percentage: 10.1%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  7,859,572

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  7,859,572

      (c)  TM has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 3 to this Schedule 13D by the Reporting Persons on November 13, 2007.

      (d)  Not applicable.

      (e)  Not applicable.

G. Tontine Overseas Associates, L.L.C.

      (a)  Aggregate number of shares beneficially owned: 4,475,000.   Percentage: 5.8%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  4,475,000

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  4,475,000

      (c)  TOA has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 3 to this Schedule 13D by the Reporting Persons on November 13, 2007.

      (d)  Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of the shares of the Company.  Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

      (e)  Not applicable.

H. Tontine 25 Overseas Master Fund, L.P.

      (a)  Aggregate number of shares beneficially owned: 2,625,000.   Percentage: 3.4%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  2,625,000

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  2,625,000

      (c)  T25 has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 3 to this Schedule 13D by the Reporting Persons on November 13, 2007.

      (d)  TCM, the general partner of T25, has the power to direct the affairs of T25, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

      (e)  Not applicable.

I. Jeffrey L. Gendell (a) Aggregate number of shares beneficially owned: 32,409,572. Percentage: 40.7%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  32,409,572

             3. Sole power to dispose or direct the disposition:  -0-

             4. Shared power to dispose or direct the disposition:  32,409,572

      (c)  Mr. Gendell has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 3 to this Schedule 13D by the Reporting Persons on November 13, 2007.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2007
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P. and Tontine 25 Overseas Master Fund, L.P., as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P., as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., and as managing member of Tontine Overseas Associates, L.L.C., investment advisor of Tontine Overseas Fund, Ltd.

Name/Title